AB 3/5/03

03013835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 New York Avenue
(No. and Street)

Huntington	New York	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Oh (631) 757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 28 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RICHARD C. OH
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Suffolk County
Commission Expires [illegible] 2003

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taglich Brothers, Inc.

Statement of Financial Condition
and Independent Auditor's Report

December 31, 2002

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Stockholders
Taglich Brothers, Inc.
Huntington, New York

We have audited the statement of financial condition of Taglich Brothers, Inc., as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Taglich Brothers, Inc., as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 12, 2003

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$133,548
Commissions receivable	150,122
Securities owned:	
Marketable equity securities, at market value	385,176
Not readily marketable, at estimated fair value	28,785
Other receivables, less allowance for doubtful accounts of $109,875 in 2002 and $47,418 in 2001	78,309
Prepaid expenses	24,172
Other assets	8,365
TOTAL ASSETS	$808,477

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$415,997
State and local corporation taxes payable	7,348
TOTAL LIABILITIES	423,345
STOCKHOLDERS' EQUITY	385,132
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$808,477

See the Accompanying Notes to the Statement of Financial Condition.

TAGLICH BROTHERS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Business

Taglich Brothers, Inc. (formerly known as Taglich Brothers D'Amadeo Wagner & Co., Inc.), (the "Company"), a corporation, became a registered broker/dealer with the U.S. Securities and Exchange Commission in 1992. The Company is a member of the National Association of Securities Dealers and is registered to do business in fifty states and the District of Columbia.

The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company also provides investment banking services. In addition the Company maintains a site on the internet. Revenues are earned from companies who are displayed on the site and who request the Company's research.

Revenue Recognition

Proprietary securities transactions and commission revenues are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the company acts as an underwriter or agent. Investment banking revenues are recorded at the time the underwriting is completed. Revenue from other fees and services are recorded when earned.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities owned

Marketable equity securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Unrealized changes in market value are recognized in the period in which the change occurs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TAGLICH BROTHERS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)

DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes

The company has elected to be taxed as an "S" Corporation for both federal and New York State corporation tax purposes. Under the "S" corporation provisions, the company does not pay federal or New York State income tax, as the stockholders are individually liable for their tax on their portion of the Company's income. The company does pay New York State Franchise tax for S corporations and New York City General Corporation tax. Current income taxes are based on the taxable income for the year, as measured by the current year's state and city tax returns.

NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses.

NOTE 3 - PROFIT SHARING PLAN:

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. This contribution vests 100% for all employees. The Company does not make contributions to the employee account.

NOTE 4 – BROKERAGE ACTIVITIES:

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 5- CONTINGENCIES:

The Company is a party to three legal proceedings generally incidental to its business and is subject to a variety of securities industry laws and regulations. As is in the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which is pending or threatened, will not have a material adverse effect on the financial condition of the Company but could materially affect results of operations in a given year.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital of approximately $158,000, which was $58,000 in excess of required net capital of $100,000. The ratio of aggregated indebtedness to net capital was 2.66 to 1.

NOTE 7 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in interest bearing deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2002.

NOTE 8 – REVENUE:

Approximately 21% of the Company's revenues were provided by one company for private placement and investment banking services.

NOTE 9 – STOCKHOLDERS' EQUITY:

Stockholders' equity consists of one class of common stock at no par value. The number of shares authorized is 200. The number of shares issued and outstanding is 130. There are 35.46 shares held in treasury.